BlackRock Monticello Debt Real Estate Investment Trust

50 Hudson Yards

New York, New York 10001

March 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BlackRock Monticello Debt Real Estate Investment Trust has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 26, 2026.

Sincerely, BlackRock Monticello Debt Real Estate Investment Trust

/s/ Barry W. Szarvas Jr.
Name: Barry W. Szarvas Jr. Title: Chief Financial Officer